UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

BRF S.A.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

10552T107

(CUSIP Number)

Sulaiman AlRumaih

c/o Saudi Agricultural and Livestock Investment Co.

Business Gate, Building 6

7452 Airport Branch Rd Qurtubah, Unit No. 2

Ar Riyadh 13244 - 2327, Kingdom of Saudi Arabia

966 112681 333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10552T107	13D	Page 1 of 8 pages

1	Names of Reporting Persons SALIC International Investment Company
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 180,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 180,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 180,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.7%
14	Type of Reporting Person CO

CUSIP No. 10552T107	13D	Page 2 of 8 pages

1	Names of Reporting Persons Saudi Agricultural and Livestock Investment Company
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 180,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 180,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 180,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.7%
14	Type of Reporting Person CO

CUSIP No. 10552T107	13D	Page 3 of 8 pages

1	Names of Reporting Persons The Public Investment Fund
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 180,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 180,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 180,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.7%
14	Type of Reporting Person OO – Sovereign Wealth Fund of Saudi Arabia

CUSIP No. 10552T107	13D	Page 4 of 8 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, no par value (the “Common Shares”), of BRF S.A., a Brazilian corporation (the “Issuer”), whose principal executive office is located at Av. Das Nações Unidas, 14.401 – 22nd to 25th Floors, Torre A2, Condomínio Parque da Cidade, Vila Gertrudes – 04794-000, São Paulo – SP, Brazil.

Item 2.	Identity and Background.

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

SALIC International Investment Company (“SALIC Investment”)

Saudi Agricultural and Livestock Investment Company (“SALIC”)

The Public Investment Fund (“PIF”)

Each of the Reporting Persons is organized under the laws of the Kingdom of Saudi Arabia. The business address of each of SALIC Investment and SALIC is Business Gate, Building No. 6, 7452 Airport Branch, Qurtubah Road, Riyadh 13244 – 2327, Kingdom of Saudi Arabia. The business address of PIF is P.O. Box 6789, Riyadh 13519, Kingdom of Saudi Arabia. The present principal business of SALIC Investment and SALIC is investing in agricultural and livestock businesses. The present principal business of PIF is serving as the sovereign wealth fund of the Kingdom of Saudi Arabia.

During the last five years, none of the Reporting Persons has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Investment Commitment Letter (defined below) that pertain to the securities acquired by the Reporting Persons. Upon closing of the transaction contemplated by the Investment Commitment Letter, the Reporting Persons acquired 180,000,000 Common Shares for total consideration of approximately $337,000,000 paid from the investment capital of SALIC.

Item 4.	Purpose of Transaction.

Common Share Investment

On July 18, 2023 (the “Closing Date”), pursuant to an investment commitment letter dated as of May 30, 2023, by and between SALIC and the Issuer (the “Investment Commitment Letter”), SALIC purchased 180,000,000 Common Shares from the Issuer for total consideration of approximately $337,000,000.

CUSIP No. 10552T107	13D	Page 5 of 8 pages

Pursuant to the Investment Commitment Letter, SALIC agreed that for a period of seven (7) years from the Closing Date, it would not acquire, hold or otherwise beneficially own shares issued by the Issuer, or any other securities convertible, linked or backed by shares of the Issuer representing in aggregate more than twenty five percent (25%) of the Issuer’s total share capital, without the prior approval of the Issuer, unless such increase in shareholding results from (i) a capital increase by the Issuer and/or any primary offerings by the Issuer, other than the offering subject to the Investment Commitment Letter, or (ii) any mergers, share mergers and any other corporate reorganizations involving the Issuer, SALIC and/or any of SALIC’s affiliates (the “Standstill”).

The foregoing description of the Investment Commitment Letter does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Investment Commitment Letter and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons, subject to the terms of the Standstill, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Persons may also seek to add one or more representatives to the Issuer’s board of directors. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, each of the Reporting Persons may change its purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 10552T107	13D	Page 6 of 8 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons, as well as the number of Common Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 1,678,116,849 Common Shares outstanding following closing of the Investment Commitment Letter:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SALIC International Investment Company	180,000,000	10.7%	0	180,000,000	0	180,000,000
Saudi Agricultural and Livestock Investment Company	180,000,000	10.7%	0	180,000,000	0	180,000,000
The Public Investment Fund	180,000,000	10.7%	0	180,000,000	0	180,000,000

The Common Shares reported herein are held of record by SALIC Investment, which is wholly owned by SALIC, which in turn is wholly owned by PIF. As a result of this relationship, each of SALIC and PIF may be deemed to share beneficial ownership of the Common Shares held of record by SALIC Investment.

(c)	Except as described in Item 4, during the past 60 days, none of the Reporting Persons has effected any transactions with respect to the Common Shares.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Investment Commitment Letter and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 10552T107	13D	Page 7 of 8 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Investment Commitment Letter, dated as of May 30, 2023, by and between the Issuer and SALIC.

CUSIP No. 10552T107	13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2023

SALIC International Investment Company

By:	/s/ Sulaiman AlRumaih
Name:	Sulaiman AlRumaih
Title:	Chief Executive Officer

Saudi Agricultural and Livestock Investment Company

By:	/s/ Sulaiman AlRumaih
Name:	Sulaiman AlRumaih
Title:	Chief Executive Officer

The Public Investment Fund

By:	/s/ Yasir O. AlRumayyan
Name:	Yasir O. AlRumayyan
Title:	Governor